Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 10 DATED JUNE 13, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 30, 2008, Supplement No. 3, dated February 12, 2008, Supplement No. 4, dated February 27, 2008, Supplement No. 5, dated March 17, 2008, Supplement No. 6, dated April 7, 2008, Supplement No. 7, dated April 24, 2008, Supplement No. 8, dated May 7, 2008 and Supplement No. 9, dated June 2, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 10 is to disclose:

•	the status of our initial public offering;

•	our acquisition of Nutfield Professional Center in Derry, New Hampshire; and

•	an update to Table II — Private Programs of our prior performance tables contained in Supplement No. 7 to our prospectus.

Status of Our Initial Public Offering

As of May 23, 2008, we had received and accepted subscriptions in our offering for 33,558,755 shares of our common stock, or approximately $335,202,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Nutfield Professional Center

On June 3, 2008, we, through our subsidiary, G&E Healthcare REIT Nutfield Professional Center, LLC, acquired a fee simple interest in Nutfield Professional Center located in Derry, New Hampshire, or the Nutfield property, from an unaffiliated third party for a purchase price of $14,200,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Nutfield property with $14,800,000 in borrowings under our secured revolving line of credit with LaSalle Bank National Association, or LaSalle, and KeyBank National Association, or KeyBank, as disclosed in our prospectus. An acquisition fee of $426,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

Description of the Property

The Nutfield property is a Class B medical office building consisting of 22 condominium units. Built in 1963 and renovated in 1990 and 1996, the Nutfield property consists of approximately 70,000 square feet of gross leaseable area. The Nutfield property is 100% master-leased to HCA Health Services of New Hampshire, Inc., a provider of healthcare services, which is responsible for all capital and operating expenses of the Nutfield property. The rental rate per lease year for 2008 is approximately $1,140,000, or $16.29 per square foot. The rental rate per lease year for 2018, the year the lease expires, will be approximately $1,362,000, or $19.46 per square foot.

The Nutfield property’s closest comparable property is located in North Andover, Massachusetts, approximately 21 miles away from the Nutfield property.

Triple Net Properties Realty, Inc. serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Nutfield property.

Management currently has no renovation plans for the Nutfield property and believes that the Nutfield property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, we estimate that the depreciable basis in the Nutfield property will be approximately $13.4 million. We depreciate buildings based upon an estimated useful life of 39 years. For 2007, the Nutfield property paid real estate taxes of approximately $147,000 at a rate of 2.21%.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Nutfield property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2003	100%	$14.75
2004	100%	$15.05
2005	100%	$15.35
2006	100%	$15.65
2007	100%	$15.97

Prior Performance Tables

Table II — Private Programs in the prior performance tables contained in our prospectus, as disclosed in Supplement No. 7 to our prospectus, is hereby updated and supplemented by the following table:

TABLE II
COMPENSATION TO SPONSOR (UNAUDITED)
PRIVATE PROGRAMS
December 31, 2007

Table II presents the types of compensation paid to Grubb & Ellis Group and its affiliates on a cash basis in connection with prior programs during the three years prior to December 31, 2007. As of December 31, 2007, there were 197 private programs which paid compensation to Grubb & Ellis Group and its affiliates during the preceding three years. 103 private program offerings closed in the past three years. As of December 31, 2007, there were 14 affiliated investments by public programs in 11 private programs, one of which closed in the three years prior to December 31, 2007. For programs with affiliated ownerships, the pro rata share of payments relating to affiliated ownerships are aggregated and disclosed in Table II. Table II further discloses the impact of the pro rata share of aggregate affiliated ownership payments on total payments to sponsor by excluding amounts relating to public program (affiliated) ownership in private programs. 94 of the Other Programs made payments to Grubb & Ellis Group and its affiliates in the three years prior to December 31, 2007, 77 of the Other Programs closed prior to December 31, 2004 and 17 of the Other Programs remained open as of December 31, 2007.

					Total Private
					Programs
	103	94	197	Less	Excluding
	Private	Other	Private	11 Affiliated	Affiliated
	Programs	Programs	Programs	Programs	Ownership

	May 7, 2004 to	July 1, 1998 to
Date Offering Commenced	August 29, 2007	November 27, 2007
Dollar Amount Raised	$1,432,006,000	$749,410,000	$2,181,416,000	$61,635,000	$2,119,781,000

Amounts Paid to Sponsor from Proceeds of Offering:
Selling Commissions to Selling Group Members	$83,612,000	$8,972,000	$92,584,000	$—	$92,584,000
Marketing Support & Due Diligence Reimbursement	43,312,000	4,688,000	48,000,000	—	48,000,000
Organization & Offering Expenses	25,944,000	1,780,000	27,724,000	—	27,724,000
Loan Fees	14,447,000	1,508,000	15,955,000	—	15,955,000
Acquisition Fees	—	—	—	—	—

Totals	$167,315,000	$16,948,000	$184,263,000	$—	$184,263,000

Amounts Paid to Sponsor at Acquisition for Real Estate Acquisition Fees	$82,851,000	$7,413,000	$90,264,000	$—	$90,264,000

Dollar Amount of Cash Generated from Operations Before Deducting Payments to Sponsor	$217,135,000	$138,150,000	$355,285,000	$13,553,000	$341,732,000

Amounts Paid to Sponsor from Operations — Year 2005
Property Management Fees	$3,305,000	$8,319,000	$11,624,000	$1,078,000	$10,546,000
Asset Management Fees	31,000	991,000	1,022,000	—	1,022,000
Leasing Commissions	2,613,000	4,211,000	6,824,000	1,247,000	5,577,000

Totals	$5,949,000	$13,521,000	$19,470,000	$2,325,000	$17,145,000

Amounts Paid to Sponsor from Operations — Year 2006
Property Management Fees	$10,095,000	$8,091,000	$18,186,000	$697,000	$17,489,000
Asset Management Fees	—	—	—	—	—
Leasing Commissions	5,407,000	5,408,000	10,815,000	269,000	10,546,000

Totals	$15,502,000	$13,499,000	$29,001,000	$966,000	$28,035,000

Amounts Paid to Sponsor from Operations — Year 2007
Property Management Fees	$15,581,000	$4,239,000	$19,820,000	$236,000	$19,584,000
Asset Management Fees	35,000	30,000	65,000	—	65,000
Leasing Commissions	6,728,000	2,908,000	9,636,000	67,000	9,569,000

Totals	$22,344,000	$7,177,000	$29,521,000	$303,000	$29,218,000

Amounts Paid to Sponsor from Property Sales and Refinancings:
Real Estate Commissions	$13,279,000	$24,442,000	$37,721,000	$1,967,000	$35,754,000
Incentive Fees	78,000	3,093,000	3,171,000	501,000	2,670,000
Construction Management Fees	895,000	707,000	1,602,000	214,000	1,388,000
Refinancing Fees	639,000	371,000	1,010,000	82,000	928,000

Totals	$14,891,000	$28,613,000	$43,504,000	$2,764,000	$40,740,000

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